UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 13, 2011

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Announcement of New Medium-term Management Plan

Tokyo, May 13, 2011—Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) and Sumitomo Mitsui Banking Corporation (SMBC, President: Takeshi Kunibe) hereby announce that, under the new management, the SMFG group has launched a new medium-term management plan for coming three years from fiscal 2011 to 2013.

To start on the new medium-term management plan, first of all, the SMFG group will proactively do whatever it takes to perform our financial intermediary function and fulfill its corporate social responsibility as a leading financial institution in Japan, where the nation facing unprecedented difficult challenges due to the Great East Japan Earthquake. We strongly support Japan’s reconstruction on the financial front collaborating with public sector and make every effort to put the economy back on the track where it performs a key role in sustainable growth of the global economy.

Against the backdrop, in order to respond sufficiently to clients’ financial needs in a timely and effective manner, we aim to establish a globally competitive business, corporate and financial base by focusing on five strategic business areas, while addressing impacts from new financial regulations and other issues.

1.	Management Targets

For the first three years of the second decade of the SMFG group, which has started its history since establishment of SMBC in 2001, we set two management targets in order to accomplish our basic policy to become a globally competitive financial services group with the highest trust of our clients and other stakeholders by maximizing our strength of “Spirit of Innovation,” ”Speed” and “Solution & Execution.”

The first target is to aim for top quality in strategic business areas, and the second target is to establish a solid financial base and corporate infrastructure enough to address the new financial regulations and competitive environment.

Basic Policy

Become a globally competitive financial services group with the highest trust of our clients and other stakeholders by maximizing our strength of “Spirit of innovation,” ”Speed” and “Solution & Execution.”

Management Targets

•	Aim for top quality in strategic business areas.

•	Establish a solid financial base and corporate infrastructure enough to address the new financial regulations and competitive environment.

2.	Financial Targets

In order to afford the global strengthening of financial regulations, we need not only to focus further on enhancement of risk-return and cost-return profiles, but also to expand bottom-line profit steadily, therefore, we will capture business opportunities in overseas markets, especially in the rapidly growing Asia in addition to our strong operational base in Japan.

With this in mind, the SMFG group aims to achieve well-balanced and steady improvement of “financial soundness,” “profitability,” and “growth,” and have set the following four objectives and financial targets to be achieved by fiscal 2013.

Financial Objectives

To achieve well-balanced and steady improvement of “financial soundness,” “profitability” and “growth,” we will:

•	Achieve sufficient Core Tier I ratio as required for a global player (“financial soundness”),

•	Enhance risk-return profile by improving asset quality (“profitability”),

•	Aim for top-level cost efficiency among global players (“profitability”), and

•	Expand overseas business by capturing growing business opportunities especially in Asia (“growth”).

Financial Targets

	Financial soundness	Core Tier I ratio *1,2	approx. 8%
Fiscal 2013 Targets		Consolidated net income RORA *2	approx. 0.8%
	Profitability	Consolidated overhead ratio *2	50%-55%
		Overhead ratio *3	45%-50%
	Growth	Overseas banking profit ratio *4	approx. 30%
*1	Calculated based on the definition at the full implementation of Basel III in 2019; regulatory adjustments are fully deducted from Common Equity Tier I
*2	SMFG consolidated basis
*3	SMBC non-consolidated basis
*4	Managerial accounting basis. Proportion of banking profit generated by overseas operation within Marketing Units

3.	Strategic Initiatives

As a corporate citizen of community of Japan, we believe that it is our upmost and urgent obligation to continue to function as a key financial infrastructure of Japan in order to overcome the damage of the Great East Japan Earthquake. We, the SMFG group, including our staff in the region, have made every possible effort to ease the pains of refugees, through providing banking and financial consultation services flexibly, even through weekends, and supplying funds to corporations suffering from the damages from tsunami and disruption of their supply-chain.

In parallel, for next three years, we implement and execute focused business strategies in five designated critical business areas, establish a solid financial base and corporate infrastructure that support those strategies and maximize power of integrated organization as “Team SMFG, Team SMBC,” in order to achieve the management and financial targets.

(1) Initiatives for Each Strategic Business Area

A) Financial Consulting for Individuals

To capture growing, and diversifying wealth management needs of our Japanese individual clients, we further strengthen financial consulting capabilities of SMBC, SMBC Nikko Securities (“SMBC Nikko”) and SMBC Friend Securities (“SMBC Friend”) and increase our assets under management (“AUM”) on a group-wide basis.

✓	Aim to increase group-wide AUM by 10% for coming three years compared to March 2011, through such initiatives as:

-	enhancing consulting skills and expertise of 5,000 financial consultants on a group-wide basis, and

-	enhancing cross-sell of products and services by redeployment of skillful consultants on a group-wide basis.

✓	Enforce marketing strategy to business owners and land owners by:

-

strengthening wealth management capabilities in Corporate Business Office in order to quickly and fully respond to the succession issues of business owners and land owners—starting with the establishment of 30 jointly operated offices between Middle Market Banking Unit and Consumer Banking Unit.

✓	Promote more effective and efficient cross-sell of products such as residential mortgage loans and insurance to the mass individual clients, along with clients’ life events.

✓	Enhance consumer finance business on a group-wide basis with more integrated manner.

B) Solution Providing for Corporations

To respond effectively and quickly to the management agenda of our corporate clients such as global business expansion and diversified funding needs, we strengthen our group-wide capabilities of providing advanced financial solutions by enhancing cross-sell between SMBC and SMBC Nikko, and by integrating operation of SMBC’s domestic and overseas offices.

✓	Provide solution to our clients leveraging our commercial banking and investment banking capabilities by:

-	strengthening specialty products and sector specific responsiveness with sufficient size of relationship managers as much as 4,000,

-	reinforcing wholesale marketing team of SMBC Nikko, and

-	redeploying human resources between SMBC and SMBC Nikko and SMBC’s domestic and overseas offices.

✓	Implement an area-specific branch banking approach to middle-sized and SMEs markets with robust area strategy by socioeconomic feature.

✓

Expand operational integration between SMBC’s domestic and overseas offices from Mainland China into all Greater China, including Hong Kong and Taiwan, by transferring the strategic planning function related to the businesses with Japanese corporate clients from International Banking Unit to Corporate Banking Unit & Middle Market Banking Unit to enhance global relationship management system.

✓	Continue to develop relationships with multinational companies in the U.S., Europe, and Asia.

C) Commercial Banking in Emerging Markets, especially in Asia

To capture expanding business opportunities as well as to respond to an increasing demand for support of our clients’ global business developments, we establish a commercial banking platform with top quality in emerging markets centered on Asia.

✓	Aim to grow overseas banking profit ratio (*) to 30% in fiscal 2013 and to grow banking profit in Asia by 50% in fiscal 2013 by:

-	allocating capital and human resources to overseas business aggressively, and

-	setting up a special department in charge of laying out a strategy to significantly expand our network and presence in emerging markets.

(*)    Proportion of banking profit generated by overseas operation within Marketing Units

✓

Reinforce the global trade finance and infrastructure finance team to capture rapidly rising trade flows and infrastructure investments in emerging markets and double the profits from trade finance in fiscal 2013.

✓	Formulate a strategy for entering into retail banking business in emerging markets.

D) Broker-Dealer / Investment Banking

To address global and diversified needs of our corporate clients and financial needs of global investors, we fortify SMBC Nikko as the principal driver of the SMFG group’s corporate finance capabilities.

✓	Develop full-line wholesale investment banking capabilities of SMBC Nikko by:

-	strengthening its capability of global underwriting and advisory such as global offerings and cross-boarder M&As through increasing its overseas staff and operation, and

-	enforcing its marketing capability to leading investors not only in Japan but also in Asia, the U.S., and Europe.

✓

Establish a strong platform to achieve SMBC Nikko’s target “to become the globally competitive No.1 comprehensive broker-dealer in Japan with excellence both in quality and quantity” by leveraging SMBC’s resources, in addition to aforementioned its own initiatives.

E) Non-asset Business such as Payment & Settlement Services and Asset Management

To improve risk-return profile of our business portfolio, we reinforce payment & settlement services and asset management.

✓

<Payment & Settlement Services> Aim to become one of the top three global banks in Cash Management Services (CMS) in Asia, by responding to our clients’ expanding needs for deposits, foreign exchange, and accompanying financing needs in emerging markets, especially in Asia. We will examine and develop unique strategies on a cross-functional task force across the group.

✓

<Asset Management> Promote vertical integration of supply chain within the group to serve Japanese domestic market, demonstrating steady growth under the aging society, and pursue strategic alliances with overseas players to tap into the emerging markets especially in Asia, with rapid expansion of the upper and middle classes.

✓	Reinforce SMBC’s trust banking business by leveraging investment banking products, continuous R&D and cooperation with SMBC Nikko.

(2) Establish a Solid Financial Base and Corporate Infrastructure

To support execution of our strategic initiatives, we establish a corporate infrastructure in line with our group-wide and global business operation.

✓	Strengthen group-wide management capabilities such as on risk management to realize synergy among the group companies including new members such as Cedyna and SMBC Nikko.

✓	Strengthen a corporate infrastructure to support our global expansion, such as enhancing global capabilities of employees and improving credit management globally.

✓	Pursue efficient operation further by leveraging IT systems.

“Unpredictable,” “uncertain,” and “unstable” still continue to describe the business environment surrounding the SMFG group, including economic and market trends, due to the comprehensive impacts of the Great East Japan Earthquake to the Japanese economy, as well as fiscal deficits in the developed countries, soaring commodity prices, inflation in the emerging countries, political turmoil centered on the Middle East, and global strengthening of financial regulations. Despite such a challenging environment, we, the SMFG group, will move forward responding proactively and flexibly to ever-changing environment, and make effort to increase shareholders’ value to become a top-tier global financial services group by pursuing the aforementioned management targets and financial targets.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Reference) Summary of New Medium-term Management Plan

Basic policy

Corporate slogan: LEAD THE VALUE

Management plan for coming three years

Strongly support Japan's reconstruction on the financial front

New Medium-term Management Plan from FY2011 to FY2013

Management targets

Financial objectives

Financial Targets: for fiscal 2013

Financial soundness	Core Tier I ratio	approx. 8%
Profitability	Consolidated net income RORA	approx. 0.8%
	Consolidated overhead ratio	50%-55%
	Overhead ratio	45%-50%
Growth	Overseas banking profit	approx. 30%

Profitability
Steady improvement
Financial Soundness
Growth

Key initiatives to achieve management and financial targets

Strategic Initiatives

Strategic business areas

- **Financial Consulting for Individuals**
- **Solution Providing for Corporations**
- **Commercial Banking in Emerging Markets, especially in Asia**
- **Broker-Dealer/Investment Banking**
- **Non-asset Business such as Payment & Settlement Services and Asset Management**

Corporate base

- **Strengthen group-wide management capabilities**
- **Strengthen a corporate infrastructure to support our global expansion**
- **Pursue efficient operation**